As filed with the Securities and Exchange Commission on September 19, 2000
                                  File No. 333-36522


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                   Form SB-1/A


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           WHOLESALE ON THE NET, INC.
             (Exact name of registrant as specified in its charter)

      Nevada                               522200               75-2823489
------------------                 -----------------------    -----------------
(State or jurisdiction of         (Primary Industrial           I.R.S. Employer
incorporation or organization)     Classification Code No.)   Identification No.

          1529 E. I-30, Suite 104, Garland, Texas 75043 (972) 303-0405
    --------------------------------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of
                    Registrant's principal executive office)

                                Thomas N. Bieger
          1529 E. I-30, Suite 104, Garland, Texas 75043 (972) 303-0405
--------------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:
                            T. Alan Owen & Associates
                                Attorneys at Law
                       1112 East Copeland Road, Suite 420
                             Arlington, Texas 76011
                                 (817) 460-4498

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                                          CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------

Title of Each              Amount           Proposed Maximum        Proposed                  Amount of
Class of Securities        To be            Offering Price          Maximum Aggregate         Registration
to be Registered           Registered       Per Unit                Offering Price            Fee
-----------------------------------------------------------------------------------------------------------

Common Stock,
$0.001 par value
Minimum                      200,000        $0.25                    $   50,000               $278
Maximum                    4,000,000        $0.25                    $1,000,000               $278
-----------------------------------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                        Initial public offering
                                                               prospectus

                           Wholesale On The Net, Inc.

                Minimum of 200,000 shares of common stock, and a
                   Maximum of 4,000,000 shares of common stock
                                 $0.25 per share

We are making a best efforts offering to sell common stock in our company. The offering will end on February 28, 2001 and should we not sell the minimum amount and funds are returned to investors, no interest will be paid on these funds.

The Offering:
                     Per Share   Minimum    Maximum
                     ---------   -------    -------
Public Price . . .    $0.25      $ 50,000   $1,000,000



There is currently no market for our securities.
                          ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" Beginning on Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.


                          -----------------------------


                    This Prospectus is dated August 23, 2000

                               PROSPECTUS SUMMARY


OUR COMPANY


         We were incorporated on June 30, 1999 in the State of Nevada. Our principal executive offices are located at 1529 E. I-30, Suite 104, Garland, Texas 75043, and our telephone number is 972-303-0405. We are engaged in the sale of products over the internet. We currently sell framed art, water filters and air filters and purifiers. Sales to date have been limited. We will focus totally on sales of products over the internet by entering into agreements with suppliers to provide us products where we can sell them wholesale over the internet. The funds from this offering will allow us to begin advertising, make strategic marketing alliances and make agreements with other suppliers in order to increase sales. The minimum funds raised in this offering will take us to a point where we reach the operating stage.


THE OFFERING
                                                      Minimum        Maximum
                                                      ---------      ---------
Common stock offered                                    200,000      4,000,000
Total shares outstanding after this offering          1,200,000      5,000,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


We are a recently formed company, formed in the State of Nevada on June 30, 1999, with limited sales and losses that may continue for the foreseeable future.

We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

We rely on our sole officer for decisions and he will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 50% (or 12% if maximum is sold) of the outstanding common stock. In addition, stockholders who own more than 5% of our common stock will own approximately 33.3% (or 8% if the maximum is sold). As a result, our major stockholders will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations through June 2001. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

We may experience difficulties with our suppliers, we may experience delays, be forced to purchase elsewhere at higher prices or lose customers.

We are dependent on two suppliers for 100% of products to us for shipment or to drop ship products on our behalf on a timely basis. We do not produce our own products and purchase inventory to ship only after we have received an order. It is possible that events beyond our control may affect the ability of our suppliers to deliver merchandise to us or to our customers. Any such event could negatively affect our business since customer orders are often time-sensitive and any delays by our suppliers could cause us to lose customers. If this happens, the value of your investment will decline.



                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.



                              PLAN OF DISTRIBUTION

         This is a direct participation offering of the common stock of our company and is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Thomas Bieger. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Bieger or introduced to Mr. Bieger and personally contacted by him. The common stock will be sold by our sole officer and director, Thomas Bieger. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $1,000,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately if the minimum amount is not sold by February 28, 2001.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.


                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $15,278, or $32,278 if the maximum is sold consisting primarily of legal, accounting and blue sky fees. There are no agreements or arrangements in place as of the date of this prospectus for participation of any broker dealers in this offering.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                          $50,000       $500,000     $1,000,000
                                          Minimum       Midpoint     Maximum
-------------------------------------------------------------------------------
Legal, Accounting & Printing Expenses         8,000       12,000         25,000
Other Offering Expenses                       7,278        7,278          7,278
Net Proceeds to Company                      34,722      480,722        967,722
                                          ---------     --------     ----------
TOTAL                                     $  50,000     $500,000     $1,000,000

The following describes each of the expense categories:

o legal, accounting and printing expense amount is the estimated costs associated with this offering;

o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.


         The following table sets forth how we anticipate using the net proceeds to the company:

                                          $50,000       $500,000     $1,000,000
                                          Minimum       Midpoint     Maximum
-------------------------------------------------------------------------------
Development of website                    $ 10,000      $  50,000    $  100,000
Office equipment                             4,000         46,000        64,000
Salaries                                       -0-         78,000       172,000
Internet security                              -0-         27,000        27,000
Advertising our website                     12,000        215,000       425,000
Agreements to add new products               5,000         30,000        70,000
General corporate overhead                   3,722         34,722       109,722
                                        ----------     ----------      --------
Proceeds to company                       $ 34,722      $ 480,722    $  967,722

         We have a fully operational website which is our main asset. Our internet sales activity is established operationally as we have has some sales, but we need funds for expanding our website awareness and customer base. The funds we raise in this offering will be used to upgrade, enhance and secure our website and market our website so that we can expand our product line and our internet visibility to attract more customers to our site. Additional products will be added quickly after the close of this offering and, as volume of sales increase, we will add employees to handle the administrative, receiving and shipping activities that will come with an increase in sales. As our sales increase to the point that we need a full time shipping and receiving person, we should be profitable.

                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada on June 30, 1999. The founder, Thomas Bieger is our sole director, officer and employee and holds 600,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.

         We are in the business of selling products over the internet. We currently have two categories of products available for sale, and will add more categories as we make marketing agreements with suppliers. The categories we currently offer are:

o        Framed Art
o        Water filters

         As we have recently been organized, there exists very little historical operating performance and minimal sales. All sales have been framed art.

         Wholesaleonthenet.net is an internet based seller of various products. Today we sell only artwork and water filters. It is the intention of the company to expand its product offerings in the future as we enter into agreements with suppliers of other products and can afford to place them on our website. We currently are selling prints/artwork that are by a well know artist, Doris Morgan. We plan to add additional high quality limited edition prints purchased from publishers around the country. In addition, oil paintings and standard prints are also available.

         The use of the internet as a sales forum is a cost effective, convenient method for a customer to make purchases. We allow our buyers customers to bypass traditionally expensive, regionally fragmented intermediaries and transact business on a 24-hour-a-day, seven-day-a-week basis. We do not have to bear overhead expenses generally associated with traditional storefront operations, customers thereby cutting out costly traditional intermediaries, thus allowing for lower selling costs.

         Additionally, at this time we inventory no product because under our agreements with suppliers, we purchase items to fill orders only after we have received an order which we are able to do since currently all of our suppliers are local. However, our agreements with our suppliers allow us to have them drop ship under our name directly to our customers. This again reduces our overhead since we have no need for inventory carrying cost.

MARKET ANALYSIS
---------------

         The rise of the internet shows that there has been a change in the environment for purchasing goods and services. Traditional methods are time consuming and expensive, involving companies to carry large amounts of inventory and customers having to personally visit the place of business to choose a product.

         According to Jupiter Communications, the internet has emerged as a global medium allowing millions of people from all over the world to transact business electronically. Additionally, Jupiter says that the unique interactive and user friendly nature of the internet has led to its fast growth as a method by which to buy and sell goods and services. Validating this trend is a recent study by the Organization for Economic Cooperation and Development, predicting that worldwide Internet commerce will grow to $1 trillion by 2005. It is the belief of this company that internet retail purchases will grow by proportionate amounts.



         With repect to internet based retailing, Ernst & Young released a report that their research found that consumers will do more of their shopping online. The number of people doing at least half their online shopping will increase by a factor of five. In 1998, only 4% of online shoppers did at least 50% of their holiday shopping online; in 1999 that number jumps to 19% of shoppers. Conversely, the number of online consumers who have no plans to shop online during the holidays dropped dramatically, from 49% to 11%.


         In addition to this report by Ernst & Young, Anderson Consulting reported nearly three- quarters (73%) of experienced web buyers ranked internet shopping the highest in terms of overall satisfaction compared to brick and mortar stores (60%) and catalogs (56%). Confirming these findings is research by Cyber Dialogue in an examination of the past and future behavior of online shoppers. More than 73% of the survey's respondents indicated they planned on increasing their online purchasing during 2000, indicating increased importance of driving return visitors to shopping sites.

 Marketing Strategy:
--------------------

         Our marketing strategy is to promote our name and attract buyers to the Wholesaleonthenet.net website. To attract users to our website, we historically have relied primarily on word of mouth and being one of many "art" or "water filter" companies that come up on search engines. Going forward, we are contemplating sponsorship relationships with high traffic websites and agreements with search engines so that our site will be near the top/front of searches for our products. Future marketing programs will include the use of strategic purchases of online advertising to place advertisements in areas in which it believes it can reach its target audience. We will engage in a number of marketing activities in traditional media such as advertising in print media and at trade shows and other events. We also plan to advertise in a number of targeted publications.

         The market for product purchasing over the internet is new, rapidly evolving and intensely competitive. In order to respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm its business. We are not bound by traditional geographic market boundaries. If a product can be delivered by a shipping company such as UPS or Federal Express, we can be a viable source.

         Growth Strategy:
         ----------------

         Our objective is to be the leading provider of e-commerce purchased framed and matted art and our other products. Key elements of our growth strategy include:

         o Partner with industry leaders to quickly acquire customers. We intend to form strategic relationships with industry leaders to rapidly acquire customers, build brand name recognition and accelerate adoption of internet purchased artwork.
         o Build and promote our brand. We intend to invest in building brand awareness through a variety of marketing and promotional techniques, both independently and in conjunction with our strategic partners.
         o Pursue multiple and recurring revenue streams. In addition to wholesaling product line goods through our website, we intend to expand those product offering to include other hard goods which will not be constrained through inventory investment, obsolescence, or falloff in demand as such goods will be direct shipped from the manufacturer.

         We plan to expand our e-commerce capability to include:

         o Selling goods and services promoted to our advertisers' storefronts
         o        Auctions
         o        Electronic marketplaces
         o        Exchanges
         o        Selling goods and services from our proprietary virtual store

         We will receive either a fee per transaction, a percentage of sales revenue or some other minimum guaranteed payment. This type of revenue sharing or commission sharing relationship is typical of e-commerce transactions and relationships on the Internet.

         Should we raise only a small amount in this offering we may only be able to develop our website so that is it more user friendly and visually appealing. A visually appealing website is not sufficient in and of itself to generate sales, and we may not have funds to market our website to generate sales; if this happens your investment may become worthless.

Operations and Technology
-------------------------
         We have built a robust, but basic transaction processing system. Our system handles all aspects of the sales process. The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace.

Competition
-----------
         We compete with a number of other companies and we expect competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software.

         The market in which the company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, the company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace.

Additional information:
-----------------------
         We have made no public announcements to date and have no additional or new products or services. In addition:

         o we don't intend to spend funds in the field of research and development;
         o no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques;
         o we don't anticipate spending funds on improvement of existing products, services or techniques;
         o as of the filing date, we have no paid employees. As necessary due to lease volume, work load, and the like, employees will be brought on board;
         o we do not expect nor have we encountered any material effect from the discharge of materials, environmental agencies, capital expenditures for environmental control facilities, nor does it anticipate having to deal with any such issue in the future; and no segmented data is required for this offering.

                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering. We are engaged in selling items over the internet. We have developed marketing arrangements with companies that manufacture or distribute products whereby we purchase the products only when we get an order. Since these companies are local to us, we can receive an order and fill it within twenty-four hours so at this time we do not have to invest funds in inventory. As we develop other marketing relationships we may not find suppliers that are local and therefore we will have to start carrying inventory or have them drop ship the products to the customer on our behalf. We believe that we will be able to add new products that we purchase locally for the first year or longer.

         Since we do not carry an inventory at this time, we purchase the goods only when we have an order and therefore book the sale of the product and the purchase of the product. Should we start carrying items where the manufacturer drop ships the product for us, we will record as income only the amount represented by the difference between what we sell the product for and the amount it costs us.

         We plan to add products by determining:

         o what product or products we think would compliment the audience we are targeting;
         o the percentage profit we can make on each product taking into account the cost for shipping and handling - smaller items will take less shipping and handling and therefore we should be able to make more on the shipping and handling charges;
         o if we can purchase the product locally and if we can arrange a backup supplier for the product; and
         o the likelihood of using the our product mix, including the new product(s), in cross marketing relationships whereby we can increase the traffic to our site and therefore the possibility of additional sales.

Assuming we raise the minimum amount in this offering, we will:

         o use part of the funds to develop our website so that it is more appealing and easier to use as well as buying some more sophisticated equipment to take the pictures and capture more of a real life image.
         o purchase office equipment, mostly computers, to handle the increased sales traffic.
         o add additional products and start developing cross marketing relationships with other websites and even pay search engines or other companies fees to ensure that our website shows among the top fifteen (15) or thirty (30) on particular searches i.e. "artwork".
         o the balance of the funds will be used for general corporate overhead.

         We will not pay salaries until such time as we are generating revenue from sales since our president will be able to supply all labor we need until we generate revenue from sales. Our overhead will be minimal because we will be using the resources of our president. We will continue a shared relationship with the president until our activity becomes too great for those facilities although the facilities should be sufficient for at least a year since the space will allow us to warehouse merchandise if necessary and has enough office space for us to have up to five employees. As of the date of this filing, we have no marketing or advertising arrangements in place. Although we will not have to raise any funds in the next six months if we should we raise only the minimum offering, our growth will be slower, we will not add as many products, and our marketing efforts will have to be targeted to specific groups based upon our product mix. We believe that as we add products, advertise and market our website, that we will be successful in generating sales.


         Assuming we raise $500,000 in this offering, a midpoint between the minimum and maximum, we will work the same way as if we raised the minimum, except that we will do more marketing and do it on a bigger scale. In addition, we will institute 'weekly specials' which will be similar to closeouts, where a company will want to reduce certain inventory as a reduced rate. Of course, these could change at a moments notice. With the funds we raise in this midpoint offering, we will:

         o develop our website as described in the use of funds for the minimum proceeds;
         o increase the marketing and advertising for our website by entering into more cross marketing agreements and agreements to put our site at the top of search engine lists;
         o hire and pay salaries for employees who will handle the sales orders, purchasing, receiving and shipping of the products. At this level, we expect we will have three to four employees to handle these functions;
         o add security to our website in order to ensure that customers information is kept confidential;
         o purchase office equipment for our employees, most of which will be in computers and servers; and
         o the balance of the funds will be used for general corporate overhead.



         Assuming we raise the maximum offering which would result in proceeds to the company of $967,722, with which we should be able to do a significant 'makeover' on our website while still having what we believe to be adequate funds to launch a major marketing effort. This will include banners on other websites, payment to companies or search engines to guarantee our site coming up near the top of the search lists, and efforts to provide to large groups i.e. corporations and/or organizations, discounts to their employees/groups for places on their corporate sites or brochures. Those brochures may be on the internet or be regular printed brochures. If we raise the maximum amount in this offering, we will not need to raise additional funds in the next six months; we will be able to generate a significant marketing program to direct traffic to our website, and be able to create a more diversified range of products to appeal to every kind of buyer.


The funds we raise in the maximum offering will be used for:

         o        develop our website as described in the preceding paragraph;
         o        add   security  to  our  website  to  protect  our   customers
                  information;
         o purchase office equipment, most of cost being used to purchase computers and servers to handle the additional sales activity; and

         o pay salaries for employees who will handle the products as we purchase and sell, and handle the administrative functions of the company;
         o advertise and promote our website in order to attract more buyers to our website. This will be done through cross marketing agreements with other websites, internet tools that make it easier for potential customers entering 'key words' on search engines to be directed to us;
         o add more products through targeting products and entering into agreements with suppliers; and
         o the balance of the funds will be used for general corporate overhead.



         We believe the key to building a profitable internet based sales company is to provide many products, at a fair price, without having to inventory any of them.

                             DESCRIPTION OF PROPERTY

         Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $200.00 per month which is donated to the company at this time. This arrangement will continue until we close our offering at which time we will pay $200.00 per month. This arrangement will continue until such time as the company needs and can afford to lease its own office facilities.

         We also lease space on an internet service provider's server based upon the amount of memory we use. At the present time we pay $32.50 per month. This amount will increase as we use more space on the server.

                            MANAGEMENT OF THE COMPANY

         The directors and officers of the company, their ages and principal positions are as follows:


              Name                   Age       Position
--------------------------------------------------------------------------------
              Thomas Bieger          38        President; Secretary and Director

Background of Directors and Executive Officers:

Thomas Bieger. Mr. Bieger formed the company and at this time is its only officer and director. His term as a director expires in May 2000. He graduated in 1999 from Palmers Green University, London, England with a doctorate in Environmental Science and Engineering. From 1981 to the present he has operated Thomas Services, a State licensed environmental and indoor air quality consulting and service company.
Mr. Bieger's business affiliations during the last five years follow:
Trustee - Fresh Air Foundation - 1999 to the present.
Manager - Baronger Enterprises, LLC - 1997 to the present.

         Initially, Mr. Bieger will not spend full time on the activities of the company since his current activities would take up some of his time. These activities include the industrial service firm he owns and oversees at this time. He can devote more and more time to the activities of the company as time goes on since his employees can run the environmental and air quality service company and Mr. Bieger can step aside from those responsibilities at any time. Initially, he expects to spend twenty hours per week and increase that weekly time as the activities of the company require. Mr. Bieger is prepared to devote himself full time to the success of the company. We do not contemplate any dealings between the two companies.


                       DIRECTOR AND EXECUTIVE COMPENSATION

         Our sole officer and director has received no compensation other than the 450,000 shares of common stock he received for services in July 1999 and has no employment contract with the company.

     Name of Person            Capacity in which he served        Aggregate
Receiving compensation           to receive remuneration        remuneration
--------------------------------------------------------------------------------
     Thomas Bieger             President, Secretary             450,000 shares
                               and Treasurer                    of common stock

         The common stock was issued soon after formation of the company and it is impracticable to determine the cash value. The stock was issued over six months ago for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, there are no plans to pay any remuneration to anyone in or associated with the company. When the company has funds and/or revenue, the board of directors will determine any remuneration at that time.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our inception on June 30, 1999. We have had no disagreements with him on accounting and disclosure issues.


             DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Nevada law. We carry no director or executive liability insurance.




                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially,  directly or indirectly, more than 10% of the outstanding  common stock, and all officers and directors of the company:
                                    Name and Address          Amount owned
     Title                               of Owner             before offering          Percent
-----------------------------------------------------------------------------------------------

President, Secretary                Thomas Bieger               600,000                60.00%
    and Director                    1529 E. I-30
                                    Suite 104
                                    Garland, Texas 75043

N/A                                 Crown Preston Group         200,000                20.00%
                                    Gary Pilant
                                    9010 Clayco
                                    Dallas, Texas 75243

N/A                                 Designer Art, LLC           200,000                20.00%
                                    David Austin
                                    8925 Sterling, Suite 120
                                    Irving, Texas 75063
                                                              ---------              --------


Total                                                         1,000,000               100.00%

After offering:    Minimum                                    1,000,000                83.33%
--------------
                   Maximum                                    1,000,000                20.00%


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In July 1999, the president of the company received 600,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

         o        a director or officer of the issuer;
         o        any principal security holder;
         o        any promoter of the issuer;
         o any relative or spouse, or relative of such spouse, of the above referenced persons.

                        SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                             Audited              Audited
       Balance Sheet:                    June 30, 2000        June 30, 1999
       --------------------           ----------------        -------------
       Working Capital                         $   853            $   -0-
       Total Assets                            $17,208            $   -0-
       Total Liabilities                       $  1,518           $   -0-
       Stockholders' Equity                    $15,690            $   -0-

                                                              June 30,1999 (date
                                                              of inception) to
       Statement of Operations:         June 30, 2000         June 30, 1999
       ------------------------       ---------------         -------------
       Revenue                                 $ 3,799            $    -0-
       Cost of Sales                           $ 2,938            $    -0-
       Operating Expense                       $ 9,583            $    -0-
       Operating Income (Loss)                 $(8,722)           $    -0-
       Other Income                            $    12            $    -0-
       Net Income (Loss)                       $(8,710)           $    -0-

                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of June 30, 2000. Our capitalization is presented on:

         o        an actual basis;
         o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (200,000) we plan to sell in this offering; and
         o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (4,000,000) we plan to sell in this offering.

                                                          After          After
                                          Actual         Minimum        Maximum
                                       June 30, 2000     Offering       Offering
                                       -------------     --------       --------

Stockholders' equity
Common Stock, $0.001 par value;
25,000,000 shares authorized;               1,000          1,200         5,000
Additional Paid In Capital                 23,400         57,922       987,122
Retained deficit                          ( 8,710)       ( 8,710)      ( 8,710)
Total Stockholders' Equity                 15,690         50,412       983,412

Total Capitalization                       15,690         50,412       983,412

Number of shares outstanding            1,000,000      1,200,000     5,000,000

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                                    DILUTION

If you purchase the common stock, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial offering price.

The pro forma net tangible book value of the common stock as of June 30, 2000 was $15,690 or $0.02 per share. Pro forma net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds therefrom (at an assumed initial public offering price of $0.25 per share, after deducting the underwriting discounts and commissions, and estimated offering expenses), our pro forma tangible book value as of June 30, 2000 would have been approximately $50,412 or $0.04 per share, if the minimum is sold, and $983,412 or $0.20 per share, if the maximum is sold.

This represents an immediate increase in net tangible book value per common share to our current stockholders and an immediate and substantial dilution to new stockholders purchasing shares in this offering. The decrease in net tangible book value is:

         o $41,598 or $0.21 per share if we sell the minimum number of shares (200,000) in this offering; and
         o $213,270 or $0.05 per share if we sell the maximum number of shares (4,000,000) in this offering.

The following table illustrates this per share dilution:
--------------------------------------------------------
                                                              Minimum    Maximum
Assumed initial public offering price                          $0.25      $0.25

Pro forma net tangible book value as of June 30, 2000          $0.02      $0.02






Pro forma net tangible book value after this offering           $0.04     $0.20
Increase attributable to new stockholders:                      $0.02     $0.18

Pro forma net tangible book value
    as of June 30, 2000 after this offering                     $0.04     $0.20
Decrease to new stockholders                                   ($0.21)   ($0.05)
Percentage dilution to new stockholders                          84 %      20 %

         The following table summarizes on a pro forma basis as of June 30, 2000, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:



Minimum offering
----------------

                            Number                 Percent                                          Average
                            of shares              of shares            Amount          Percent     price per
                            owned                  owned                paid             paid       share
-------------------------------------------------------------------------------------------------------------

Current

shareholders                1,000,000                83.3              $ 22,000            30.55     $ 0.02

New investors                 200,000                16.7              $ 50,000            69.45     $ 0.25
=============================================================================================================
Total                       1,200,000               100.0              $ 72,000           100.00


Maximum offering
----------------

                            Number                 Percent                                          Average
                            of shares              of shares            Amount          Percent     price per
                            owned                  owned                paid             paid       share
-------------------------------------------------------------------------------------------------------------
Current
shareholders                1,000,000                20.0              $   22,000           2.15     $ 0.02

New investors               4,000,000                80.0              $1,000,000          97.85     $ 0.25
=============================================================================================================
Total                       5,000,000               100.0              $1,022,000         100.00



                           DESCRIPTION OF COMMON STOCK

         We have authorized capital in our company consisting of 25,000,000 shares of common stock, $0.001 par value per share. As of June 30, 2000, there were 1,000,000 shares of common stock issued and outstanding.

         Every investor who purchases common stock is entitled to one vote at meetings of the shareholders of the company and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Under the Nevada Revised Statutes of the State of Nevada, we have broad powers to indemnify our officers and directors against liabilities they may incur in such capacities. Our bylaws also provide for mandatory indemnification of our directors and executive officers to the fullest extent permissible under Nevada law.

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors in an underwriting by a broker dealer.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         There are no special federal tax implications associated with this business enterprise.

                                  LEGAL MATTERS

         Certain matters relating to the legality of the common stock offered hereby will be passed upon for the company by T. Alan Owen & Associates P.C., Attorneys at Law, 1112 East Copeland Road, Suite 420, Arlington, Texas 76011.

                                     EXPERTS

         The financial statements as of June 30, 2000, and for the twelve months ended June 30, 2000, and for the period from inception (June 30, 1999) to June 30, 1999 of the company included in this prospectus have been audited by Charles
E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as our registration on Form SB-1 is effective and then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Wholesale On The Net, Inc.

         I have audited the accompanying balance sheets of Wholesale On The Net, Inc. as of June 30, 2000 and 1999, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended June 30, 2000 and period from inception (June 30, 1999) to June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wholesale On The Net, Inc. as of June 30, 2000 and 1999, and the results of operations and its cash flows for the twelve months ended June 30, 2000, the period from inception (June 30, 1999) to June 30, 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note F to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.


Charles E. Smith
Rockwall, Texas
July 10, 2000




                           WHOLESALE ON THE NET, INC.

                                 BALANCE SHEETS
                             June 30, 2000 and 1999



                                     ASSETS

                                                                  June 30, 2000     June 30, 1999
                                                               ----------------    ----------------

CURRENT ASSETS:
    Cash                                                                  $853                  $0

PROPERTY AND EQUIPMENT:
    Equipment (net of accumulated depreciation of $6)                      244
    Website (net of accumulated amortization of $3,889)                 16,111

                                                               ----------------    ----------------

TOTAL ASSETS                                                           $17,208                  $0
                                                               ================    ================




                      LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES
     Advances from officer                                              $1,518                  $0
                                                               ----------------    ----------------
TOTAL CURRENT LIABILITIES                                                1,518                   0

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value                                       1,000                   0
    Additional paid-in-capital                                          23,400                   0
    Accumulated Deficit                                                 (8,710)                  0
                                                               ----------------    ----------------
        Total Stockholders' Equity                                      15,690                   0
                                                               ----------------    ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $17,208                  $0
                                                               ================    ================

















See accompanying notes                 F-2

                           WHOLESALE ON THE NET, INC.

                             STATEMENT OF OPERATIONS

                     Twelve months ended June 30, 2000, and
             Period from Inception (June 30, 1999) toJune 30, 1999

                                                                  Period from
                                                                   Inception
                                               Twelve months     (June 30, 1999)
                                                 ended                 to
                                               June 30, 2000      June 30, 1999
                                            ----------------    ----------------

REVENUE:
    Sales                                             3,799                  $0
                                            ----------------    ----------------
    Total revenue                                    $3,799                  $0

COST OF SALES:                                        2,938                   0
                                            ----------------    ----------------

GROSS PROFIT                                            861                   0

OPERATING EXPENSE:
    Depreciation and amortization                     3,895                   0
    Rent - related party                              2,400                   0
    Consulting - related party                        1,500                   0
    General and administrative                        1,788                   0
                                            ----------------    ----------------
        Total Operating Expense                       9,583                   0
                                            ----------------    ----------------

INCOME FROM OPERATIONS                               (8,722)                  0

OTHER INCOME:
    Interest income                                      12                   0
                                            ----------------    ----------------

NET LOSS                                            ($8,710)                 $0
                                            ================    ================


Weighted average shares outstanding               1,000,000                   0
                                            ================    ================

LOSS PER SHARE                                       ($0.01)             ($0.00)
                                            ================    ================



















See accompanying notes                 F-3




                           WHOLESALE ON THE NET, INC.

            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
             Period from inception (June 30, 1999) to June 30, 2000




                                                Common                 Paid In      Accumulated
                                        Shares          Amount         Capital        Deficit           Total
                                 --------------------------------------------------------------    ----------------

Balance,
        June 30, 1999
        (date of inception)                  -0-             -0-           -0-             -0-                 -0-

Shares issued on July 1, 1999 for:
           Cash                          150,000             150           350                                 500
           Services                      450,000             450         1,050                               1,500

       August 27, 1999 for:
           Cash                          150,000             400        19,600                              20,000

Paid in capital by officer (rent)                                        2,400                               2,400

Net Loss                                                                                (8,710)             (8,710)

                                 --------------------------------------------------------------    ----------------
Balance
        June 30, 2000                    750,000          $1,000       $23,400         ($8,710)            $15,690
                                 ==============================================================    ================





























See accompanying notes                 F-4




                           WHOLESALE ON THE NET, INC.

                             STATEMENT OF CASH FLOWS

                     Twelve months ended June 30, 2000, and
             Period from Inception (June 30, 1999) to June 30, 1999

                                                                                                     Period from
                                                                                                      Inception
                                                                                  Twelve months     (June 30, 1999)
                                                                                    ended                 to
                                                                                  June 30, 2000      June 30, 1999
                                                                               ----------------    ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                           ($8,710)                 $0
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Items not requiring cash - depreciation                                  3,895
                Items not requiring cash - stock issued for services                     1,500
                Increase in current liabilities                                          1,518

                                                                               ----------------    ----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                                (1,797)                  0


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                                 (20,250)                  0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                                20,500                   0
    Paid in capital by officer                                                           2,400
                                                                               ----------------    ----------------
    Total cash flows from financing activities                                          22,900                   0

                                                                               ----------------    ----------------

NET INCREASE IN CASH                                                                      $853                  $0

CASH, BEGINNING OF PERIOD                                                                    0                   0
                                                                               ----------------    ----------------

CASH, END OF PERIOD                                                                       $853                  $0
                                                                               ================    ================



















See accompanying notes                 F-5

                           WHOLESALE ON THE NET, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------
History: The Company was organized June 30, 1999 under the name of Wholesale On The Net, Inc. in the State of Nevada. The Company's business plan outlines its plan of operations which is to sell products over the internet.

Basis of Accounting:
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
--------------------
Revenue is recognized when goods are shipped and invoiced. The Company will purchase goods and resell them; on these items revenue is booked at the full sales price and the respective cost of sales recorded. On items that are drop shipped by a manufacturer directly to a customer, the sale price less the cost of the item is recorded as income.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
----------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the year.

Accounting Estimates:
---------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

                           WHOLESALE ON THE NET, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2000


Note B - Web site:
------------------

The Company's primary asset is its web site which is the center of its operational and income generating activities for which it paid $20,000. The cost of the web site is being amortized over three years starting in December 1999 when it was completed.

Note C - Advances from officer:
-------------------------------

During the period from inception ( June 30, 1999) through June 30, 2000, the President paid expenses ($1027 for product, $70 for domain registration, $331 for shipping and $90 for office supplies) on behalf of the Company for which he has not been repaid. The Company does not owe interest on these advances, and the advances are to be repaid when the Company makes a profit from operations. These amounts have been recorded as a current liability.

Note D - Stockholders' Equity:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At June 30, 2000 and June 30, 1999, there were 1,000,000 and zero shares outstanding respectively.

The Company has not paid a dividend to its shareholders.

Note E - Income Taxes:
----------------------

The Company had a net operating loss of $3,022 for the period presented. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

Note F - Going Concern:
----------------------

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

            TABLE OF CONTENTS

Prospectus Summary                                                         2
Corporate Information                                                      2
Risk Factors                                                               3
Forward Looking Statements                                                 4
Plan of Distribution                                                       4
Use of Proceeds                                                            5
Description of Business                                                    6
Plan of Operations                                                         10
Description of Property                                                    12
Management of the Company                                                  12
Director and Executive Compensation                                        12
Changes in and Disagreements with Accountants                              13
Director's and Officers' Indemnification and Insurance                     13
Principal Shareholders                                                     13
Interest of Management and Others in Certain Transactions                  14
Summary Financial Data                                                     14
Dividend Policy                                                            15
Capitalization                                                             15
Dilution                                                                   16
Description of Common Stock                                                17
Legal Proceedings                                                          17
Certain Federal Income Tax Considerations                                  18
Legal Matters                                                              18
Experts                                                                    18
Transfer Agent                                                             18
Financial Statements                                                       F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Indemnification of Directors and Officers

Not applicable.

Item 14.          Other Expenses of Issuance and Distribution

All expenses. including all allocated general administrative and overhead expenses. related to the offering or the organization of the Company will be borne by the Company.

The  following  table  sets  forth  a  reasonable   itemized  statement  of  all
anticipated   out-of-pocket   and   overhead   expenses   (subject   to   future
contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.
                                                       Minimum       Maximum
                                                       --------      ----------
        SEC Registration Fee                           $    278      $      278
        Printing and Engraving Expenses                   2,000          19,000
        Legal Fees and Expenses                           5,000           5,000
        Edgar Fees                                        1,800           1,800
        Accounting Fees and Expenses                      1,000           1,000
        Blue Sky Fees and Expenses                        5,000           5,000
        Miscellaneous                                       200             200
                                                       --------      ----------
                  TOTAL                                $ 15,278      $   32,278

Item 15.          Recent Sales of Unregistered Securities

        The company sold to its founder 600,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during July 1999, the founder, sole officer and director purchased stock for a combination of $500 cash and $2,000 of services.

        The company sold to two companies, a total of 400,000 shares in consideration for $20,000 which was used to pay for the website. This stock was sold at $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 1999, these companies purchased stock for $20,000 cash. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

 Item 16.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.       Identification of Exhibit
   3.1*  -      Articles of Incorporation
   3.2*  -      By Laws
   4.2*  -      Specimen Stock Certificate
  10.4*  -      Subscription Escrow Agreement
  10.6*  -      Form of Subscription Agreement
  23.1*  -      Opinion of T. Alan Owen & Associates, Attorneys at Law
  23.2*  -      Consent of T. Alan Owen & Associates, Attorneys at Law
  23.3   -      Consent of Charles E. Smith, Certified Public Accountant

*   Filed previously

Item 17.        Undertakings

                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Garland, State of Texas, on the 22nd day of August, 2000.

                                            WHOLESALE ON THE NET, INC.


                                            By:  /s/ Thomas Bieger
                                                 ----------------------------
                                                     Thomas Bieger, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature              Title                         Date
---------------------  ---------------------         ---------------


/s/  Thomas Bieger     President, Secretary,
                       Treasurer; Director           August 22, 2000